UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

ADIENT PLC
(Exact name of registrant as specified in its charter)

Ireland (State or other jurisdiction of incorporation or organization)	98-1328821 (IRS Employer Identification No.)

25 North Wall Quay, Dublin 1, Ireland D01 H104
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.Description of Registrant’s Securities to be Registered.

The Board of Directors (the “Board”) of Adient plc (the “Company”) has adopted a Tax Benefits Preservation Plan to help preserve the value of the Company’s U.S. net operating loss carryforwards and other tax assets. The Board authorized and directed the issuance of one right (a “Right”) for each outstanding ordinary share, par value $0.001 per share, of the Company held of record at the close of business on November 16, 2026 (the “Record Date”), or issued thereafter and prior to the Separation Time (as defined in the NOL Plan, which is defined below) and issued thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights will be issuable on the later of the Record Date and the certification by the New York Stock Exchange to the U.S. Securities and Exchange Commission (the “SEC”) that the Rights have been approved for listing and registration. The Rights will be issued pursuant to the Tax Benefits Preservation Plan, dated as of November 4, 2026 (the “NOL Plan”), between the Company and Broadridge Corporate Issuer Solutions, LLC, as Rights Agent. Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one‑thousandth of a Participating Preferred Share, par value $0.001 (the “Participating Preferred Shares”), for $83.50, subject to adjustment and the terms of the NOL Plan.

The NOL Plan (which includes as Exhibit A the forms of Rights Certificate, Assignment and Election to Exercise and as Exhibit B the form of Designation of Participating Preferred Shares) is attached hereto as an exhibit and is hereby incorporated herein by reference. The description of the Rights is incorporated by reference herein to the Company’s Current Report on Form 8-K, which was filed with SEC on November 4, 2026, and is qualified in its entirety by reference to the NOL Plan and such exhibits thereto.

Item 2.    Exhibits.

Exhibit No.	Description
(1)
Tax Benefits Preservation Plan, dated as of November 4, 2026 between the Company and Broadridge Corporate Issuer Solutions, LLC, as Rights Agent, including as Exhibit A the forms of Rights Certificate, Assignment and Election to Exercise and as Exhibit B the form of Designation of Participating Preferred Shares (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed with the SEC on November 4, 2026).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIENT PLC

By /s/ Heather M. Tiltmann
Name: Heather M. Tiltmann
Title: Executive Vice President, Chief Legal and Human Resources Officer, and Corporate Secretary

Date: November 4, 2026